FILED BY HUT 8 MINING CORP.

COMMISSION FILE NO. 001-40487

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933, AS AMENDED

SUBJECT COMPANY: U.S. DATA MINING GROUP, INC. AND HUT 8 CORP.

The following is a partial transcript of an interview made available by Melanion Capital on Melanion.com on October 23, 2023.

Bitcoin Equities Talks Ep 5: Bitcoin Mining’s New Age-Diversification, Strategy, and The Future with Suzanne Ennis, VP Corporate Development at Hut 8

Sue Ennis: “Absolutely. So really excited to be here today talking to your audience. So, my name is Sue. I'm head of IR here at Hut 8 and at Hut 8 were one of the oldest Bitcoin miners in the industry. We've been around since late 2017. We're also one of the first miners that started hanging onto Bitcoin on our balance sheet. So, we've got a little over 9,000 Bitcoin on our balance sheet. We're also in the middle of a very transformative merger with a privately traded Bitcoin and energy infrastructure company south of the border in the U.S. So, lots to get into today and it's a really interesting time to be looking at Hut 8.”

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Interviewer: "Okay. Perhaps you can tell me a little bit more about your recent acquisition, at least what's public of it?”

Sue Ennis: “Yeah. So, it's not an acquisition, it's a merger of equals. And we're still in the process of having/going through the approvals process with the SEC. We did just have our shareholder vote on September 12th and our shareholders voted overwhelmingly in favor of the transaction going through, which is really exciting. So, the company is called U.S. Bitcoin Corp. And they're a privately traded Bitcoin miner and energy infrastructure operator out of the U.S. So, they have locations primarily in Nebraska and Texas and New York. And some of the things that we really liked about this from a growth perspective and the future of Hut 8 is getting into diversified power markets, their infrastructure operator expertise. So, these guys actually were able to stand up, 1EH/s of infrastructure within 43 days. So, they are very, very savvy infrastructure operators. They have an energy hedging team, and they also have this really interesting business called Managed Infrastructure Operations. And so, the total power that they manage right now and from a Bitcoin mining perspective is a little over a little over 720 megawatts. But about 680 megawatts of this business is managed by a program called Managed Infrastructure Operations. And what it is, is it's effectively like a white glove mining services and software platform. And so, they have clients who want to mine Bitcoin, come in and it's sort of like the We Work model. They manage all, they manage everything, they run the machines, they repair the machines, they have a software that helps with energy curtailment and electron arbitrage and machine efficiency. And so, we thought that business was super interesting because one of the trends that we're seeing, first of all, no other competitor in our industry has publicly disclosed that they have a business like this. They actually run in this business, some of our competitors hash rate. So, a lot of our competitors who are asset light, they actually use US Bitcoin Corp's managed infrastructure operations under that umbrella. So, one of the things that we thought was really interesting about this business is how CapEx light and scalable this business is. So, if you look at what's changing in the mining industry is you're now seeing entrants from the oil and gas space, from the Middle East to standing up a ton of renewable infrastructure, looking at using Bitcoin mining as either a tool for mitigating methane or as a tool for balancing load on renewable grids. And so, our thinking is, you know, this business is highly scalable, it's highly CapEx light. And with the halving coming around the corner at Hut 8, we think that single threaded miners are going to be at a lot of risk because mining is an incredibly capital-intensive business. You're going to have your rewards cut in half in May of 2024. It's the natural deflationary cut in supply is going to kick in. So, it's going to go from, I think, a little over 6 coin rewards down to 3.125. And so our thinking is having a business like this will help us in a CapEx light and scalable way, partner with some of these newer entrants versus trying to compete and continuously have to deploy tremendous amounts of capital. Also, again, we really like, like we said, the fact that it comes with an energy hedging team. There is a ton of greenfield and brownfield opportunity, which also, as we talked about some of the opportunities in AI and you know, there's a lot of capacity and different ways that we can grow as a combined company. Okay.”

Interviewer: “And so after the merger, you will remain listed, or you will become a private company?”

Sue Ennis: “Oh, no. We're going to remain listed. Will be trading on the TSX and on the Nasdaq.”

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Interviewer: “Okay. Last month I was talking with Fred Teal from Marathon and he’s using these types of operations. I don't know if it's disclosed but basically. But yes, this is their setup where they're deploying capital through companies that are hosting their materials and they're mining power and managing the operations basically.”

Sue Ennis: “So U.S. Bitcoin Corp does manage a portion of Marathon's hash rate.”

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Sue Ennis: “So not necessarily because those operators and again, I'm not I'm not, you know, every single one of our peers and competitors has done a great job at, you know, standing up a lot of infrastructure. And I think they run great businesses. But those operators are still at the mercy of headwinds that are coming with the halving. So, your rewards are being cut in half. You have major entrants like oil and gas, the Middle East, that are now coming, that's going to push hash rate up. And so, they will still need to continue capital investments into competing in that space. It's a very expensive business, even if you are sometimes lucky and there's a very hot July in Texas and you make, you know, make 5,10 million bucks on demand-response programs. You still have a business that is not nimble and is and it's constantly requiring major capital infusions to stay competitive. So, this is where we think diversification is a really, really compelling idea because at least we've had a strategy. It's CapEx lite, it's scalable. You also have the HPC business, which is completely uncorrelated. Revenue, I mean, and upside there I think are almost about 10% over the next 5 to 10 years. So those are the things, you know, as an investor, I would ask myself, well, how are these guys going to keep the lights on when it gets more expensive, and the rewards are cut in half? Right? So.”

Interviewer: “Okay. And what about holding a Bitcoin miners shareholding Bitcoin itself? I get this question quite often when it comes to our Bitcoin equities ETF. So how would you see one versus the other? Should the investors as a whole prefer the Bitcoin than Bitcoin miners or preferably Bitcoin miners and Bitcoin or both?”

Sue Ennis: “Yeah.”

Interviewer: “And in your case, it's a bit it's a bit tricky because you're already holding bitcoins. So just holding you intrinsically means holding bitcoin or that part of it.”

Sue Ennis: “Exactly. So, we look at ourselves as a call option on the price of bitcoin because we hold such a tremendous stack, but then also a call option on the growth of like some of the business lines we've talked about. High performance computing, our managed, in a post-merger world, hypothetically speaking, if we get that through, Managed Infrastructure Operations. So that's a really meaningful platform and services business that is going that we believe is going to scale as more entrants come in. And so, you're not just getting a call up, you're not just getting exposure to Bitcoin, you're getting exposure to upside and in high performance computing Bitcoin, the growth of the Bitcoin ecosystem and additional services layers. And so, we think that that's pretty meaningful because you don't get that additional upside just by holding a Bitcoin in a custody account.”

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Interviewer: “Okay, what about hedging? Do you use any hedging? Because in the gold industry, for example, they have gold royalties models that where they share part of this, the risk of mining with external investors. Do you see this in the Bitcoin space, or do you see Bitcoin miners doing it?”

Sue Ennis: “There are some miners that have deployed derivative strategies on some of their smaller stacks. Hedging is certainly something that you know we've looked at. And then again, I think in a post-merger world, we'll have we'll have more clarity for you, or we'll have more better sort of roadmap as to where we're at on that on that side with respect to our stack. From an energy perspective, the U.S. Bitcoin Corp. does have an energy hedging team, which is another thing that we really liked about this deal. And so, yes, certainly, again, mitigating and finding strategies to mitigate for some of the volatility that comes with this industry is very important.”

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Cautionary Note Regarding Forward–Looking Information

This communication includes “forward-looking information” and “forward-looking statements” within the meaning of Canadian securities laws and United States securities laws, respectively (collectively, “forward-looking information”). All information, other than statements of historical facts, included in this press release that address activities, events or developments that the Company expects or anticipates will or may occur in the future, including such things as future business strategy, competitive strengths, goals, expansion and growth of the Company’s businesses, operations, plans and other such matters is forward-looking information. Forward-looking information is often identified by the words “may”, “would”, “could”, “should”, “will”, “intend”, “plan”, “anticipate”, “allow”, “believe”, “estimate”, “expect”, “predict”, “can”, “might”, “potential”, “predict”, “is designed to”, “likely” or similar expressions. In addition, any statements in this press release that refer to expectations, projections or other characterizations of future events or circumstances contain forward-looking information and include, among others, statements with respect to the expected outcomes of the Transaction, the ability of Hut 8 and USBTC to complete the Transaction on the terms described herein, or at all, including, receipt of required regulatory approvals, USBTC stockholder approvals, stock exchange approvals and satisfaction of other closing conditions.

Statements containing forward-looking information are not historical facts, but instead represent management’s expectations, estimates and projections regarding future events based on certain material factors and assumptions at the time the statement was made. While considered reasonable by Hut 8 as of the date of this press release, such statements are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including but not limited to, security and cybersecurity threats and hacks, malicious actors or botnet obtaining control of processing power on the Bitcoin network, further development and acceptance of the Bitcoin network, changes to Bitcoin mining difficulty, loss or destruction of private keys, increases in fees for recording transactions in the Blockchain, erroneous transactions, reliance on a limited number of key employees, reliance on third party mining pool service providers, regulatory changes, classification and tax changes, momentum pricing risk, fraud and failure related to digital asset exchanges, difficulty in obtaining banking services and financing, difficulty in obtaining insurance, permits and licenses, internet and power disruptions, geopolitical events, uncertainty in the development of cryptographic and algorithmic protocols, uncertainty about the acceptance or widespread use of digital assets, failure to anticipate technology innovations, the COVID19 pandemic, climate change, currency risk, lending risk and recovery of potential losses, litigation risk, business integration risk, changes in market demand, changes in network and infrastructure, system interruption, changes in leasing arrangements, failure to achieve intended benefits of power purchase agreements, potential for interrupted delivery, or suspension of the delivery, of energy to the Company’s mining sites, and other risks related to the digital asset and data centre business. For a complete list of the factors that could affect the Company, please see the “Risk Factors” section of the Company’s Annual Information Form dated March 9, 2023, and Hut 8’s other continuous disclosure documents which are available on the Company’s profile on the System for Electronic Document Analysis and Retrieval at www.sedar.com and on the EDGAR section of the U.S. Securities and Exchange Commission’s website at www.sec.gov.

Additional Information About the Transaction and Where to Find It

In connection with the Transaction of Hut 8 and USBTC, that, if completed, would result in Hut 8 Corp. (“New Hut”) becoming a new public company, New Hut has filed a registration statement on Form S-4 (the “Form S-4”) with the U.S. Securities and Exchange Commission (the “SEC”). USBTC and Hut 8 urge investors, shareholders, and other interested persons to read the Form S-4, including any amendments thereto, the Hut meeting circular, as well as other documents to be filed with the SEC and documents to be filed with Canadian securities regulatory authorities in connection with the Transaction, as these materials will contain important information about USBTC, Hut 8, New Hut and the Transaction. New Hut also has, and will, file other documents regarding the Transaction with the SEC. This press release is not a substitute for the Form S-4 or any other documents that may be sent to Hut’s shareholders or USBTC’s stockholders in connection with the Transaction. Investors and security holders will be able to obtain free copies of the Form S-4 and all other relevant documents filed or that will be filed with the SEC by New Hut through the website maintained by the SEC at www.sec.gov or by contacting the investor relations department of Hut 8 at info@hut8.io and of USBTC at info@usbitcoin.com.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”) or in a transaction exempt from the registration requirements of the Securities Act.